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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                            ARBINET-THEXCHANGE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   03875 P100
                                 (CUSIP Number)

                                  KAREN SINGER
                                212 VACCARO DRIVE
                               CRESSKILL, NJ 07626
                                 (201) 750-0415
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 MARCH 19, 2007
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                  SCHEDULE 13D

--------------------
CUSIP NO. 03875 P100
--------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     KAREN SINGER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (A)  [ ]
     (B)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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               7    SOLE VOTING POWER

                    1,424,593
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,424,593
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,424,593
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     G   N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

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                                 Amendment No.1

INTRODUCTION

This constitutes Amendment No. 1 to the statement on Schedule 13D (the "Original 13D"), filed on behalf of Karen Singer, dated March 16, 2007, relating to the common stock (the "Common Stock") of Arbinet-thexchange, Inc., a Delaware corporation (the "Issuer"). Unless specifically amended or modified hereby, the disclosure set forth in the Original 13D shall remain unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Original 13D is hereby amended and restated in its entirety as follows:

     The shares of the Issuer covered by this Schedule 13D were acquired for investment purposes. Ms. Singer has decided that it would be in her best interest, and those of other stockholders, to take actions that may influence the business strategies and operations of the Issuer, including by discussion with the Issuer regarding the potential sale of the Issuer to a third party or parties and nominations of other candidates for election to the Board of Directors of the Issuer. Ms. Singer believes that the common stock of the Issuer is currently undervalued. On March 19, 2007, Ms. Singer submitted notice (the "Notice") to the Issuer, in accordance with the requirements of Issuer's Second Amended and Restated By-laws and/or the procedures outlined in the Company's most recent proxy statement, dated May 3, 2006, that Ms. Singer intends to nominate and seek the election of Mr. Shawn O'Donnell, Ms. Jill Thoerle and Mr. Stanley Kreitman (collectively, the "Nominees") to the Board of Directors of the Issuer. The Notice is filed as Exhibit 99.1 to this Schedule 13D/A. Ms. Singer believes that the Nominees are appropriate candidates for election and that the Nominees' presence on the Board of Directors will help to enhance stockholder value. Such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     Ms. Singer reserves the right to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 - Letter from Karen Singer to the Issuer, dated March 19, 2007

SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: March 20, 2007                   /s/ Karen Singer
                                        ----------------------------------------
                                        Karen Singer